UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On October 3, 2024, the Board of Directors (the “Board”) of Maxeon Solar Technologies, Ltd (the “Company”) appointed Wang Yanjun and Wang Cheng to serve as a members of the Board and Wang Cheng as designated chairman of the Company’s Strategy & Transformation Committee. Mr. Wang and Mr Wang are designees of Zhonghuan Singapore Investment and Development Pte. Ltd (“TZE”), pursuant to the Shareholders Agreement dated August 26, 2020, as amended and supplemented on June 20, 2024, between the Company, TZE and TotalEnergies Solar INTL SAS and TotalEnergies Gaz Electricité Holdings France SAS. Mr. Wang Yanjun is replacing Mr. Shen Haoping and Mr, Wang Cheng is replacing Mr. Li Dongsheng, whose resignations from the Board were effective September 23, 2024. Simultaneously with Mr. Shen and Mr. Li’s resignations and Mr. Wang and Mr Wang’s appointments, Mr. Wang Cheng has been appointed as replacement for Sean S J Wang as designated Chair of the Company’s Strategy & Transformation Committee.

Mr. Wang Yanjun serves as a director designated by TZE on Maxeon’s Board of Directors. He is currently the chief executive officer of TZE, responsible for the overall industrial development and upgrade of the company. He joined TZE in 2006 and has served in several leadership roles including chief engineer and head of the manufacturing department. Mr. Wang was appointed as a vice president of TZE in 2017, and in this role, he was in charge of strategic planning and operational management of the company. Mr. Wang is currently pursuing a Ph.D. degree in electronic information at the Institute of Nanoscience and Nanotechnology, University of Science and Technology of China.

Mr. Wang Cheng serves as a director designated by TZE on Maxeon’s Board of Directors. Since 2021, he has been the Chief Operating Officer of TCL Technology Group. He is also the Deputy Chairman of the First High-end Manufacturing Industry Committee of the China Association for Public Companies, Chairperson of the Electronic Information Industry Association of Huizhou, and President of both the Huizhou Enterprises Federation and Entrepreneurs Association. Wang earned a Bachelor's degree in Economics in July 1997. In December 2005, he graduated from the Executive Master of Business Administration (EMBA) program at the University of Texas in Arlington, U.S. After graduating, Wang joined TCL and held various management positions.

Incorporation By Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

October 4, 2024	By:	/s/ Kenneth Bryan Olson
Kenneth Bryan Olson
Interim Chief Financial Officer